SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ 02.558.132/0001-69 - NIRE 533 0000580 0

Publicly-Held Company with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS OF

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

HELD ON MAY 13, 2004.

1.  DATE, TIME and PLACE : May 13, 2004, at 12:00 p.m., exceptionally at Av. Roque Petroni Junior, 1464, in the City of São Paulo, State of São Paulo.

2  CHAIRMANSHIP OF THE MEETING : Shakhaf Wine - Chairman of the Meeting; and Evandro Luís Pippi Kruel - General Secretary.

3  INSTALLATION : The meeting was convened with the attendance of the undersigned Directors, which represented a quorum under the terms of the Articles of Incorporation. The meeting was attended by José Domingos do Prado, representative of Deloitte, Touche, Tohmatsu Auditores Independentes. The meeting was also attended by Messrs. Norair Ferreira do Carmo, André Cavalcanti Banks da Rocha and Wolney Querino Schuler Carvalho, members of the Company's Audit Committee, in compliance with article 163, §3 of Law no. 6404/76.

4. AGENDA AND RESOLUTIONS : The Chairman of the meeting explained that, as all those present to the meeting were aware, the purpose of the meeting was to make a resolution on the proposal for corporate restructuring involving the Company, which shall be submitted to the General Meeting of Shareholders for final approval. After the due explanations, the directors have unanimously resolved, without any restriction whatsoever, to:

4.1 Approve, ad referendum to the general meeting of shareholders of the Company that will make a resolution about this matter, the corporate restructuring involving the Company, starting by the merger of WXYZ0059 Holdings S.A. into the Company, followed by partial spin-off of the Company with merger of its spinned-off assets into its controlled companies, namely, operators Telegoiás Celular S.A. ("Telegoiás"), Telems Celular S.A. ("Telems"); Telemat Celular S.A. ("Telemat"); Teleacre Celular S.A. ("Teleacre") and Teleron Celular S.A. ("Teleron"), respectively, and ended by the merger of these operators' shares into the Company, since the directors considered that such restructuring meets the interests of the involved companies, to the extent it will allow an improvement in the cashflow of both the Company and its controlled operators, arising out of the tax credit generated by the amortization of the premium paid at the time of the purchase of the Company by its holding company, Telesp Celular Participações S.A.

4.2 Expressly approve the Protocol of Merger and Justification entered into between the Company and WXYZ0059 Holdings S.A., ad referendum to the general meeting of the Company that will make a resolution about the matter, which Protocol provides for the merger of WXYZ0059 Holdings S.A. into the Company. Said Protocol sets forth the general terms and conditions for the intended merger, the reasons for the transaction, the criterion for evaluation of the net assets to be transferred to the Company, the estimate of the amounts to be transferred to the Company as a result of the merger of WXYZ0059 Holdings S.A. into the Company, the cancellation of all the shares issued by the company and held by WXYZ0059 Holdings S.A. at the time of the merger, the ratio of exchange for shares issued by WXYZ0059 Holdings S.A. held by the merged company's shareholders for shares issued by the Company and, finally, the extinguishment of WXYZ0059 Holdings S.A., which company shall be succeeded, in all its rights and obligations, by the Company. As a consequence of the merger of WXYZ0059 Holdings S.A. into the Company, shares in the Company shall be issued, ad referendum to the general meeting of shareholders that makes a resolution on this matter, in equal number and with equal rights to those already held by WXYZ0059 Holdings S.A. in the Company's capital, which shares shall be assigned to the merged company's shareholders. Having in consideration the approval of the terms and conditions of the Protocol of Merger and Justification herein resolved, as well as the explanations provided with respect to the restructuring herein contemplated, the members of the Board of Directors have voiced their approval for the transaction herein examined and confirmed the execution of the Protocol entered into by the Company's Executive Committee, as well as authorized the performance of all the necessary acts for the implementation of the same.

4.2.1 Approve, ad referendum to the general meeting of shareholders of the Company that will make a resolution on the matter, the retaining by the Company's Executive Committee of the specialized firm Deloitte, Touche Tohmatsu for the purpose of evaluating the net assets of WXYZ0059 Holdings S.A. to be transferred to the Company.

4.3 Approve the draft Call Notice of the general meeting of shareholders of the Company to be convened for making a resolution on the corporate restructuring as well as, specifically, on the merger of WXYZ0059 Holdings S.A. into the Company.

The directors pointed out that the merger herein examined was approved having in consideration that the same is the first stage for implementation of the contemplated corporate restructuring, which will ultimately improve the cashflow of both the Company and its controlled operators, as a result of the tax credit generated by the amortization of the premium paid at the time of its purchase, it being certain that the merger transaction related to WXYZ0059 Holdings S.A., as provided for in said Protocol, was structured in such a manner as not to entail the transfer of any indebtedness to the Company, or to the referred controlled companies, as well as to avoid any negative impact over their future profits, on account of the amortization of the referred premium. It has been emphasized by André Cavalcanti Banks da Rocha, member of the Audit Committee, and informed by the Directors that it should be done so, that the transaction costs shall be borne, respectively, by the benefited company.

There being nothing else to be discussed, the meeting was adjourned and these minutes were drawn-up, which were read, found to be in order, approved and signed by all the members of the Board of Director and Audit Committee attending the meeting : Shakhaf Wine - Chairman; Evandro Luis Pippi Kruel - Secretary; Ernesto Lopez Mozo - Director; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Luis Miguel Gilpérez López; Pedro Manuel Brandão Rodrigues; Carlos Manuel de Lucena e Vasconcelos Cruz; Zeinal Abedin Mohamed Bava; Ignacio Aller Mallo - Directors represented by Mr. Shakhaf Wine. Norair Ferreira da Carmo; André Cavalcanti Banks da Rocha and Wolney Querino Schuler Carvalho - Audit Committee Members.

I hereby certify that this is a faithful copy of the minutes drawn-up in the Register of Meetings of the Company's Board of Directors

Evandro Luís Pippi Kruel

Secretary -

Braz. Bar Association (OAB-RS) n.º 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.